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                            N E W S    R E L E A S E


          KELLWOOD (NYSE:KWD) AND GERBER CHILDRENSWEAR INC. (NYSE:GCW) ANNOUNCE COMMENCEMENT OF EXCHANGE OFFER FOR GERBER COMMON STOCK

ST. LOUIS, MO, May 24, 2002 - Cradle, Inc., a Delaware corporation and a wholly-owned subsidiary of Kellwood Company, today announced that it has commenced an exchange offer for any and all outstanding shares of Gerber Childrenswear, Inc. common stock for cash and common stock of Kellwood, pursuant to the terms of its previously executed merger agreement with Gerber.

     Under the terms of the exchange offer, Kellwood is offering to acquire all outstanding shares of common stock of Gerber for at least $3.42 in cash and a fraction of a share of common stock of Kellwood, together having a value based on the formula described in the offering documents of $6.85 for each share of Gerber common stock. The exact ratio of cash and stock will not become fixed until two trading days before the exchange offer--which may be extended-- expires. The exchange offer is scheduled to expire at 12:00 midnight New York City Time on Friday, June 21, 2002, unless extended.

     The Gerber Board of Directors, by unanimous vote of all the directors, upon the terms and conditions set forth in the merger agreement, has (i) determined that each of the Offer and the Merger, taken together as integral steps of a single plan of reorganization, is fair to, and in the best interests of the stockholders of Gerber, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by the stockholders.

     The exchange offer is subject to certain conditions, as more fully described in the merger agreement, including the condition that shares representing at least 70% of the Gerber voting common stock on a fully diluted basis are tendered and not withdrawn in the exchange offer.

     American Stock Transfer & Trust Company is the depositary and exchange agent and Innisfree M&A is the information agent for the exchange offer. Kellwood's information agent has set up a toll-free number, 1-888-750-5834, for questions relating to the exchange offer and for current information about the number of shares of Kellwood common stock exchangeable for each share of Gerber common stock.

     This release is being filed pursuant to Rule 425 under the Securities Act of 1933. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Gerber. Gerber stockholders are urged to read the relevant exchange offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Kellwood has filed exchange offer materials with the SEC and Gerber has filed a solicitation/recommendation statement with respect to the offer.

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The exchange offer materials (including a Preliminary Prospectus, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement will be provided to each Gerber stockholder and will contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of Gerber at no expense to them by contacting the information agent, Innisfree M&A, 501 Madison Avenue, 20th Floor, New York, New York 10022, at 1-888-750-5834. The exchange offer materials (including the Preliminary Prospectus, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement are also available for free at the SEC's website at www.sec.gov.

     Celebrating 40 years of value, fashion and diversity, Kellwood is a $2.1 billion marketer of apparel and consumer soft goods. Kellwood specializes in branded as well as private label products, and markets to all channels of distribution with product specific to a particular channel. Kellwood brands include Sag Harbor(R), Koret(R), Jax(R), David Dart(R), Democracy(R), David Meister(TM), Dorby(TM), My Michelle(R), Vintage Blue(TM), EMME(R), Bill Burns(R), David Brooks(R), Kelty(R), and Sierra Designs(R). EMME(R) and Bill Burns(R) are produced under licensing agreements. For more information about Kellwood, visit Kellwood's website at www.kellwood.com.

     Gerber Childrenswear, Inc. is a leading marketer of infant and toddler apparel and related products, which it offers under its flagship licensed brand, Gerber(R), as well as the Baby Looney Tunes(TM), Curity(R), and Little Suzy's Zoo(R) licensed brand names and the Onesies(R) trademark. The Company is the leading provider of these products to volume retailers, and also distributes to mid-tier department stores and specialty retailers. Its hosiery subsidiaries, Auburn Hosiery Mills Inc. and Sports Socks Company (Ireland) Limited, manufacture, market and sell branded sport socks for men, women, and children under licensed brand names such as Wilson(R), Coca-Cola(R) and Converse(R). For more information about the products of Gerber Childrenswear, visit Gerber Childrenswear's website at www.gerberchildrenswear.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of the safe harbor provisions of the federal securities laws. Actual results may differ materially due to risks and uncertainties that are described in Kellwood's Form 10-K and other filings with the SEC.

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FINANCIAL CONTACT: Roger D. Joseph, VP Treasurer & IR, Kellwood Company,
314.576.3437, Fax 314.576.3325 or roger_joseph@kellwood.com. W. Lee Capps III, Senior Vice President Finance & CFO, Kellwood Company, 314.576.3486, Fax
314.576.3439 or wlc@kellwood.com. Corporate Office: 600 Kellwood Parkway, Chesterfield, Missouri 63017.

MEDIA CONTACT: Donna Weaver, VP Corporate Communications, Kellwood Company, 212.575.7467, Fax 212.575.5339 or donna.weaver@kellwood.com. Executive Office:
120 West 45th Street, 27th Floor, New York, New York, 10036.